UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)
Integra LifeSciences Holdings Corporation
(Name of Issuer)
Common Stock Par Value $.01
(Title of Class of Securities)
457985208
(CUSIP Number)
Stuart M. Essig
c/o Integra LifeSciences Holdings Corporation
311 Enterprise Drive
Plainsboro, New Jersey 08536
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 7, 2015
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457985208
1		Names of reporting persons S.S. or I.R.S. Identification No. of above persons Stuart M. Essig
2		Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3		SEC use only
4		Source of funds (see instructions) PF
5		Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6		Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 1,481,809
owned by each	8	Shared voting power 0
reporting person with	9	Sole dispositive power 1,481,809
	10	Shared dispositive power 0
11		Aggregate amount beneficially owned by each reporting person 1,481,809
12		Check box if the aggregate amount in row (11) excludes certain shares [ ] (See instructions)
13		Percent of class represented by amount in row (11) 4.5%
14		Type of reporting person (See instructions) IN

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the statement on Schedule 13D initially filed on November 14, 2005 (the “Original Filing” and, as amended by subsequent amendments, the “Schedule 13D”) by Stuart M. Essig with respect to Common Stock, $.01 par value (the “common stock”), of Integra LifeSciences Holdings Corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 11 have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Aggregate number and percentage of class beneficially owned:
As of May 7, 2015, Mr. Essig may be deemed to be the beneficial owner of approximately 1,481,809 shares of common stock. This ownership consists of the following:
(i)    956,809 shares of common stock held directly by Mr. Essig; and
(ii)    525,000 shares of common stock issuable upon exercise of options to purchase common stock all of which are currently exercisable by Mr. Essig.
Mr. Essig may be deemed the beneficial owner of 4.5% of the outstanding shares of common stock of the Company. This calculation is based on 32,934,413 shares of common stock outstanding as of April 29, 2015 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(b)	Voting and Dispositive Power:
Mr. Essig has sole voting and dispositive power over 1,481,809 shares that may be deemed to be beneficially owned by him as of May 7, 2015. This consists of the following: (i) 956,809 shares of common stock held directly by Mr. Essig; and (ii) 525,000 shares of common stock issuable upon exercise of options to purchase common stock that are all currently exercisable by Mr. Essig.

(c)	Transactions within the past 60 days:
Mr. Essig exercised an option to purchase 200,000 shares of common stock and sold 200,000 shares of common stock on May 5, May 6 and May 7, 2015 in open market transactions executed by a broker-dealer. Mr. Essig sold 75,900 shares on May 5, 2015 at a weighted average price per share of $64.86. Mr. Essig sold 49,100 shares on May 6 at a weighted average price per share of $64.76. Mr. Essig also sold 75,000 shares on May 7 at a weighted average price per share of $64.32.

(d)	Right to Direct the Receipt of Dividends: Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: May 7, 2015.
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2015

Name:	/s/ Stuart M. Essig
Stuart M. Essig